EMR TECHNOLOGY SOLUTIONS INC.

90 WASHINGTON VALLEY ROAD

BEDMINSTER, NJ 07921

May 14, 2018

VIA EDGAR

U.S. Securities & Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	EMR Technology Solutions, Inc.
Registration Statement on Form S-1/A
File No. 333-224544

Ladies and Gentlemen:

In accordance with Rule 461 of the Securities Act of 1933, as amended, EMR Technology Solutions Inc. (the “Company”) hereby respectfully requests that the effective date of the above-captioned Registration Statement (the “Filing”) be accelerated so that it will be declared effective at 5:00 p.m. Eastern Time on Monday, May 14, 2018, or as soon thereafter as possible.

* * * *

Very Truly Yours,

EMR Technology Solutions Inc.

/s/ John X. Adiletta
John X. Adiletta
Chief Executive Officer